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                                                                  Exhibit (a)(7)

JPS Packaging approached by buyer

NEW YORK, Oct 2 (Reuters) - JPS Packaging Co. (NasdaqNM: JPSP) on Monday said it had been approached by a potential purchaser of the company.

The Prairie Village, Kan.-based food and beverage packaging manufacturer said it had entered into discussions with a potential buyer but had not received an offer.

The company said it had not engaged a financial advisor to assist in identifying potential buyers.

Shares of JPS closed at $4-5/8 on Friday, near the high end of the 52-week range of $5-1/2 to $2-1/4.